                              Exhibit 99.3


                    VULCAN INTERNATIONAL CORPORATION
                           Executive Offices:
                     300 Delaware Avenue, Suite 1704
                       Wilmington, Delaware  19801



FOR IMMEDIATE RELEASE                             October 20, 2003
---------------------

Vulcan International Corporation, the parent of Vulcan Corporation, a Tennessee corporation, a diversified manufacturer of rubber and foam products and bowling pins with manufacturing plants in Tennessee and Wisconsin, announced that net earnings from continuing operations increased to $440,642, including $65,160 of capital gains, in the third quarter of 2003 from $412,802 including $182,967 of capital gains, in the third quarter of 2002. In the third quarter the claims of the United States against the Company for past and future clean-up costs and expenses with respect to the Re-Solve, Inc. Superfund site in North Dartmouth, Massachusetts were settled. During the third quarter, the Company recognized approximately $955,000 of income related to that settlement.

On a per share basis in the second quarter ending June 30, 2003 the Company had operating earnings of 44 cents per share compared to 38 cents in the third quarter of-2002. In the third quarter of 2003, income related to the Re-Solve settlement added an additional 95 cents per share making the total $1.39 per share for the quarter.

For the nine month period ending September 30, 2003, the Company had net earnings from continuing operations of $1,448,994, including $670,046 of capital gains, compared to consolidated net earnings from continuing operations of $1,488,738, including $677,398 of capital gains, for the nine months ending September 30, 2002. When income related to the settlement is added to the nine months of 2003, total consolidated net earnings in 2003 rose to $2,443,994.

On a per share basis for the nine-month period ending September 30, 2003, the Company had net earnings, including capital gains, of $1.48 per share compared to $1.36 in the nine months ending September 30, 2002. Income related to the Re-Solve settlement added 95 cents to total consolidated net earnings per share in 2003, that is, a total of $2.43 per share.



     Attribute to Benjamin Gettler, Chairman of the Board and President.

     For more information:  Contact Vernon E. Bachman, Vice President
                            Secretary and Treasurer at (513) 621-2850


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<PAGE

                      VULCAN INTERNATIONAL CORPORATION
                               COMPARISON
                        3 MONTHS ENDED September 30

                                       2003               2002
                                       ----               ----
NET REVENUES:
  CONTINUING OPERATIONS          $3,519,528            2,870,541
                                  ---------            ---------
NET EARNINGS:
  CONTINUING OPERATIONS             375,482              229,835
  NET GAINS(LOSS) ON DISPOSAL
   OF ASSETS                         65,160              182,967
  INCOME RELATED TO SETTLEMENT  (1) 955,000                    -
                                  ---------            ---------
TOTAL NET EARNINGS                1,395,642              412,802
                                  ---------            ---------

EARNINGS PER COMMON SHARE:
  CONTINUING OPERATIONS                0.38                 0.21
  NET GAINS(LOSS) ON DISPOSAL
   OF ASSETS                           0.06                 0.17
  INCOME RELATED TO SETTLEMENT         0.95                    -
                                  ---------            ---------
TOTAL EARNINGS PER COMMON SHARE        1.39                 0.38
                                  ---------            ---------
AVERAGE NUMBER OF SHARES
 OUTSTANDING                      1,004,707            1,087,988


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

                      VULCAN INTERNATIONAL CORPORATION
                               COMPARISON
                        9 MONTHS ENDED SEPTEMBER 30

                                       2003               2002
                                       ----               ----
NET REVENUES:
  CONTINUING OPERATIONS          $9,403,174            8,597,057
                                  ---------            ---------
NET EARNINGS:
  CONTINUING OPERATIONS             818,948              811,340
  NET GAINS(LOSS) ON DISPOSAL
   OF ASSETS                        670,046              677,398
  INCOME RELATED TO SETTLEMENT  (1) 955,000                    -
                                  ---------            ---------
TOTAL NET EARNINGS                2,443,994            1,488,738
                                  ---------            ---------

EARNINGS PER COMMON SHARE:
  CONTINUING OPERATIONS                0.81                 0.74
  NET GAINS(LOSS) ON DISPOSAL
   OF ASSETS                           0.67                 0.62
  INCOME RELATED TO SETTLEMENT         0.95                    -
                                  ---------            ---------
TOTAL EARNINGS PER COMMON SHARE        2.43                 1.36
                                  ---------            ---------
AVERAGE NUMBER OF SHARES
 OUTSTANDING                      1,004,670            1,097,137


  (1) Claims of the United States against the Company for past and future clean-up cost and expenses with respect to the Re-Solve, Inc. Superfund site in North Dartmouth, Massachusetts have been resolved by the docketing of a settlement agreement in the Federal District Court of Massachusetts approved by Senior Federal Judge Robert Keeton. The settlement provides that the Company will pay to the U.S Department of Justice the amount of $3,800,000 plus interest from November 1, 2002. On September 22, 1999, the court issued a judgment against the Company in the amount o f $3,465,438, plus interest , for unreimbursed response costs, plus any additional unreimbursed response costs, interest and certain future costs, the United States incurs at the site. The Company challenged that final judgment. The approved settlement agreement resolves all matters involved in the case. During the third quarter, the Company recognized approximately $955,000 of income net of tax related to the settlement.


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